Exhibit 11.1
EVEREST RE GROUP, LTD.
COMPUTATION OF EARNINGS PER SHARE
For The Three and Six Months Ended June 30, 2005 and 2004
	Three Months Ended June 30,		Six Months Ended June 30,

(Dollars in thousands)	2005	2004	2005	2004

Net Income	$194,180	$263,967	$361,275	$390,068

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding
- basic	56,266,220	55,932,707	56,204,200	55,851,721
Effect of dilutive shares:
Options outstanding	820,529	875,579	824,791	893,405
Options exercised	10,757	32,114	44,729	82,491
Options cancelled	363	388	777	1,607
Restricted shares	30,423	19,642	27,923	16,929

Average shares outstanding
- diluted	57,128,292	56,860,430	57,102,420	56,846,153
Net Income per common share:
Basic	$3.45	$4.72	$6.43	$6.98
Diluted	$3.40	$4.64	$6.33	$6.86